Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2015	2014
Earnings:
Income from continuing operations before income tax expense	$2,217	$8,092
Add:
Equity earnings of affiliates	(47)	(629)
Cash distributions received from affiliates	219	221
Fixed charges, excluding capitalized interest	633	680
Amortization of capitalized interest	13	19

Total earnings available for fixed charges	$3,035	$8,383

Fixed charges:
Interest on debt and finance lease charges	$593	$615
Capitalized interest	9	11
Interest element on rental expense	40	65

Total fixed charges	$642	$691

Ratio of earnings to fixed charges	4.7	12.1